FundX Investment Trust
101 Montgomery Street, Suite 2400
San Francisco, California 94104-3008

June 26, 2019

VIA EDGAR TRANSMISSION

Ms. Megan Miller
Ms. Lauren Hamilton
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	FundX Investment Trust (the “Trust”)
SEC File Number: 333-231756
Re: FundX Tactical Upgrader Fund
FundX Conservative Upgrader Fund

Dear Ms. Miller and Ms. Hamilton:

This correspondence is being filed in response to Ms. Hamiltons’s June 24, 2019 oral comments, provided to Scott Resnick, regarding the Trust’s Registration Statement filed on Form N‑14/A on June 21, 2019 (the “N‑14/A”). The N‑14/A was filed pursuant to Rule 145 under the 1933 Act for the purpose of combining one series of the Trust into one other series of the Trust. Specifically, the Trust is proposing to reorganize the FundX Tactical Upgrader Fund into the FundX Conservative Upgrader Fund.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

* * * * * *

The Trust’s responses to your comments are as follows:

1.	In regards to Comment and Response #8 from SEC correspondence dated June 21, 2019, please explain supplementally in correspondence how derivatives calculate into the portfolio turnover calculation.

The Trust responds by clarifying that derivatives are not included in the portfolio turnover calculation because the derivatives utilized were short term investments. The risk management methodology of the Tactical Upgrader Fund entailed a higher level of securities trading, particularly that of exchange traded funds (ETFs) dependent on the perceived risks in the market at any given time. This resulted in a portfolio turnover rate higher than that of the FundX Conservative Upgrader Fund.

2.
In regards to the capitalization table on Page 19, the adjustments that are reflected in the capitalization table should be adjustments that would directly affect the net assets of the Fund due to the reorganization occurring. This table does not tie to the pro forma capitalization table that was shown on the SAI. Please ensure the tables reflect the adjustments directly related to the reorganization and do not include ongoing expense adjustments as a result of the reorganization.

The Trust responds by updating the pro forma capitalization table in the SAI to be consistent with the pro forma capitalization table in the Information Statement and that due to a typographical error, these tables did not match. The table and accompanying footnotes below will replace the table in the N-14/A:

Fund Capitalization as of March 31, 2019	Net Assets	Shares Outstanding	Net Asset Value Per Share
FundX Tactical Upgrader Fund	$73,083,319	2,916,046	$25.06
FundX Conservative Upgrader Fund	$52,492,283	1,366,587	$38.41
Adjustments[1]	$55,295	(1,011,890)[2]	N/A3
FundX Conservative Upgrader Fund (Pro Forma)	125,630,897	3,270,743	$38.41
1 See Pro Forma Adjustments in table below.
2 Shares outstanding were adjusted on a pro forma basis due to the difference in net asset value per share between each Fund as of March 31, 2019. The shares outstanding of the Acquired Fund were converted to shares outstanding of the Acquiring Fund on a pro forma basis by dividing the net assets of the Acquired Fund by the net asset value per share of the the Acquiring Fund. This is performed so that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of the Reorganization.
3 Pro forma adjustments did not have an impact to the Net Asset Value per share.

Further, the Trust confirms that the tables reflect only the adjustments directly related to the reorganization and do not include ongoing expense adjustments as a result of the reorganization. The expenses listed in the section "Pro Forma Adjustments" in the SAI are the duplicative expenses from fees had the reorganization occurred on April 1, 2018 and do not include the duplicative fees beyond the period ending March 31, 2019.

3.
In regards to the NAST analysis, specifically Part 5 - Comparison of relative asset sizes of the Funds involved in the Reorganization, please verify the Net Assets of the Acquiring Fund and Acquired Fund.

The Trust responds by correcting the net assets of each fund and replacing Part 5 and Part 6 of the NAST analysis with the following:

5. Comparison of relative asset sizes of the Funds involved in the Reorganization. The total net assets of the Acquired Fund (approximately $73,083,319 as of March 31, 2019) are more than those of the Acquiring Fund (approximately $52,492,283 as of March 31, 2019).

6. Conclusion. The Trust believes that, after considering the NAST factors in their totality, it is appropriate for the Acquiring Fund to be considered the accounting survivor because, following the Reorganization, the investment adviser, the investment structure, goals, principal investment strategies, policies and restrictions, and the portfolio managers of the Combined Fund will be identical to those of the Acquiring Fund prior to the Reorganization. While the Acquired Fund has larger net assets than the Acquiring Fund, the Acquiring Fund will contribute a majority of the holdings of the Combined Fund. Based on these factors, the Registrant believes the Acquiring Fund should be the accounting survivor.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Scott Resnick at (626) 914-7372.

Sincerely,

/s/ Jeff Smith

Jeff Smith
President, FundX Investment Trust

cc:    Steven G. Cravath, Cravath & Associates, LLC